



Lily Styles · 3rd

COO at VIN SOCIAL

New York, New York, United States · 500+ connections ·

Contact info

 **VIN SOCIAL**

 **Fordham University**

Experience

 **VIN SOCIAL**
8 mos

    ○ **COO**
Sep 2020 – Present · 6 mos
New York City Metropolitan Area

    ○ **Director of Programming and Partnerships**
Jul 2020 – Sep 2020 · 3 mos
New York City Metropolitan Area

 **Alley**
1 yr 3 mos

    ○ **Corporate Innovation Director**
Full-time
Feb 2019 – Nov 2019 · 10 mos
New York, NY

- Directed a team of 15 that produced 500+ experiences annually across the United States
- Partnership lead for programming and innovation relationships – growing relationship with Fortune 500 companies, universities and leading international companies
- Handled all event sales for company nationally   …see more



Senior Programming and Partnerships Manager

Sep 2018 – Jan 2019 · 5 mos
New York, NY

In early 2017, we secured a unique partnership with Verizon that allowed us to leverage Verizon's pre-existing real estate and transform them into dynamic workspaces fueled by the Alley culture, community, and storytelling and powered by Verizon's cutting-edge technology.

…see more





Director Of Operations

Bodyworks For Your Health
Feb 2018 – Jul 2018 · 6 mos
Greater New York City Area

• Main point of contact for all event sales, coordination, conception and production for 800+ events per year
• Owner of outreach and maintenance of all partner relations (including solicitation of likeminded brand partnerships that replaced nearly $50,000 in company spending) …see more

Director of Events and Operations

Out East, Casual Hospitality, LLC
Jan 2017 – Jan 2018 · 1 yr 1 mo
New York, NY

-Responsible for creation and maintenance of event documentation. Liaised with all event clientele from inquiry through sales and execution.

-Created new hire, disciplinary and termination paperwork, maintained all HR files …see more

Vice President

Maverick Events
Aug 2012 – Jan 2017 · 4 yrs 6 mos
Maverick Events

• Oversee global company operations as managing producer on all events and office operations.

• Account management responsibilites including client correspondence, project pr …see more

Show 5 more experiences ⌄

Education



Fordham University

Bachelor of Arts (BA), Theatre

2005 – 2008

Activities and Societies: Studied at Moscow Art Theatre (Winter session 2007-2008), Urban Plunge Summer Volunteer, Res. Life-Freshman Representative, Box Office- Student Manager, Summer Intern for Playwright Lisa D'Amour.

Volunteer experience



Patient Escort

CHOICES WOMEN'S MEDICAL CENTER

Human Rights

Escorted patients into clinic safely in Jamaica, Queens in an effort to protect women's rights and deescalate.



Rape Crisis and Domestic Assault Volunteer Advocate

Crime Victims Treatment Center (CVTC)

Nov 2020 – Present • 4 mos

